Exhibit 99.1

NIO Inc. Reports Unaudited Second Quarter 2021 Financial Results

Quarterly Total Revenues reached RMB8,448.0 million (US$1,308.4 million)i

Quarterly Deliveries of the ES8, the ES6 and the EC6 were 21,896 vehicles

SHANGHAI, China, August 11, 2021 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer and a leading company in the premium smart electric vehicle market in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Operating Highlights for the Second Quarter 2021

•	Deliveries of vehicles were 21,896 in the second quarter of 2021, including 4,433 ES8s, 9,935 ES6s and 7,528 EC6s, representing an increase of 111.9% from the second quarter of 2020 and an increase of 9.2% from the first quarter of 2021.

Key Operating Results

	2021 Q2	2021 Q1	2020 Q4	2020 Q3
Deliveries	21,896	20,060	17,353	12,206

	2020 Q2	2020 Q1	2019 Q4	2019 Q3
Deliveries	10,331	3,838	8,224	4,799

Financial Highlights for the Second Quarter of 2021

•	Vehicle sales were RMB7,911.8 million (US$1,225.4 million) in the second quarter of 2021, representing an increase of 127.0% from the second quarter of 2020 and an increase of 6.8% from the first quarter of 2021.
•	Vehicle marginii was 20.3%, compared with 9.7% in the second quarter of 2020 and 21.2% in the first quarter of 2021.
•	Total revenues were RMB8,448.0 million (US$1,308.4 million) in the second quarter of 2021, representing an increase of 127.2% from the second quarter of 2020 and an increase of 5.8% from the first quarter of 2021.
•	Gross profit was RMB1,573.9 million (US$243.8 million) in the second quarter of 2021, representing an increase of 402.7% from the second quarter of 2020 and an increase of 1.2% from the first quarter of 2021.

•	Gross margin was 18.6%, compared with 8.4% in the second quarter of 2020 and 19.5% in the first quarter of 2021.
•	Loss from operations was RMB763.3 million (US$118.2 million) in the second quarter of 2021, representing a decrease of 34.2% from the second quarter of 2020 and an increase of 158.0% from the first quarter of 2021. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB511.9 million (US$79.3 million) in the second quarter of 2021, representing a decrease of 54.1% from the second quarter of 2020 and an increase of 156.7% from the first quarter of 2021.
•	Net loss was RMB587.2 million (US$90.9 million) in the second quarter of 2021, representing a decrease of 50.1% from the second quarter of 2020 and an increase of 30.2% from the first quarter of 2021. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB335.8 million (US$52.0 million) in the second quarter of 2021, representing a decrease of 70.3% from the second quarter of 2020 and a decrease of 5.3% from the first quarter of 2021.
•	Net loss attributable to NIO’s ordinary shareholders was RMB659.3 million (US$102.1 million) in the second quarter of 2021, representing a decrease of 45.4% from the second quarter of 2020 and a decrease of 86.5% from the first quarter of 2021. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB335.7 million (US$52.0 million).
•	Basic and diluted net loss per American Depositary Share (ADS)iii were both RMB0.42 (US$0.07) in the second quarter of 2021. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB0.21 (US$0.03).
•	Cash and cash equivalents, restricted cash and short-term investment were RMB48.3 billion (US$7.5 billion) as of June 30, 2021.

Key Financial Results

(in RMB million, except for per ordinary share data and percentage)
	2021 Q2	2021 Q1	2020 Q2	% Changeiv
				QoQ		YoY
Vehicle Sales	7,911.8	7,405.8	3,486.1	6.8%		127.0%
Vehicle Margin	20.3%	21.2%	9.7%	-90	bp	1060	bp
Total Revenues	8,448.0	7,982.3	3,718.9	5.8%		127.2%
Gross Profit	1,573.9	1,554.8	313.1	1.2%		402.7%
Gross Margin	18.6%	19.5%	8.4%	-90	bp	1020	bp
Loss from Operations	(763.3)	(295.9)	(1,160.0)	158.0%		-34.2%
Adjusted Loss from Operations (non-GAAP)	(511.9)	(199.4)	(1,114.7)	156.7%		-54.1%
Net Loss	(587.2)	(451.0)	(1,176.7)	30.2%		-50.1%
Adjusted Net Loss (non-GAAP)	(335.8)	(354.6)	(1,131.4)	-5.3%		-70.3%
Net Loss Attributable to Ordinary Shareholders	(659.3)	(4,875.0)	(1,207.8)	-86.5%		-45.4%
Net Loss per Ordinary Share-Basic and Diluted	(0.42)	(3.14)	(1.15)	-86.6%		-63.5%
Adjusted Net Loss per Ordinary Share-Basic and Diluted (non-GAAP)	(0.21)	(0.23)	(1.08)	-8.7%		-80.6%

Recent Developments

Deliveries in July 2021

•	NIO delivered 7,931 vehicles in July 2021, representing a strong 124.5% year-over-year growth. As of July 31, 2021, cumulative deliveries of the ES8, ES6 and EC6 reached 125,528 vehicles.

Renewal of Joint Manufacturing Arrangements

In May 2021, NIO entered into renewed manufacturing agreements regarding the joint manufacturing of NIO vehicles and related fee arrangements with Jianghuai Automobile Group Co., Ltd., or JAC and Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd., or Jianglai. Pursuant to the renewed joint manufacturing arrangements, from May 2021 to May 2024, JAC will continue to manufacture the ES8, ES6, EC6, ET7 and potentially other NIO models in the pipeline. In addition, JAC will expand its annual production capacity to 240,000 units (calculated based on 4,000 work hours per year) in order to meet the growing demand for NIO vehicles. NIO will be in charge of vehicle development and engineering, supply chain management, manufacturing techniques and quality management and assurance. Jianglai will be responsible for parts assembly and operation management.

Extraordinary General Meeting

•	NIO held an extraordinary general meeting (the "EGM") of shareholders at our office in Shanghai, China on June 3, 2021 at 10 a.m. (Beijing Time), for the purposes of approving the proposals to amend and restate our memorandum and articles of association. At the EGM, shareholders of the Company adopted the resolutions to amend and restate the Eleventh Amended and Restated Memorandum and Articles of Association by the deletion in their entirety and by the substitution in their place of the Twelfth Amended and Restated Memorandum and Articles of Association.

Appointment of Independent Director

•	On July 12, 2021, the board of directors of the Company appointed Ms. Yu Long as a new independent director, effective July 12, 2021. Ms. Long also serves as a member and the chairperson of the nominating and corporate governance committee of the board of directors while Mr. William Bin Li, the Company's founder, chairman of the board of directors and chief executive officer, resigned from the nominating and corporate governance committee of the board of directors on July 12, 2021.

CEO and CFO Comments

"We achieved a record-high quarterly delivery of 21,896 vehicles in the second quarter of 2021, followed by 7,931 vehicles in July, bringing the cumulative deliveries of NIO vehicles to 125,528 as of July 31, 2021," said William Bin Li, founder, chairman and chief executive officer of NIO. "While the global supply chain still faces uncertainties, we have been working closely with our partners to improve the overall supply chain production capacity. Encouraged by the growing user demand, we remain committed to further expanding our power network, increasing our service and sales coverage, and more importantly, accelerating our product and technology development.

"We aim to deliver three new products based on the NIO Technology Platform 2.0 in 2022, including ET7, a flagship premium smart electric sedan. As the EV adoption begins to reach a tipping point worldwide, we believe it is imperative to speed up the launch of new products to provide more premium smart EV offerings with superior holistic services to the growing user base in the global market."

"Driven by another record-high quarterly deliveries in the second quarter of 2021, we have achieved solid financial performance with vehicle margin and gross margin reaching 20.3% and 18.6% respectively," added Steven Wei Feng, NIO's chief financial officer. "As we expand our horizon to more markets, we will continue to make decisive investments in product and core technology development and sales and service network expansion while improving our overall organizational efficiency and capabilities to support the long-term vision of NIO."

Financial Results for the Second Quarter 2021

Revenues

•	Total revenues in the second quarter of 2021 were RMB8,448.0 million (US$1,308.4 million), representing an increase of 127.2% from the second quarter of 2020 and an increase of 5.8% from the first quarter of 2021.

•	Vehicle sales in the second quarter of 2021 were RMB7,911.8 million (US$1,225.4 million), representing an increase of 127.0% from the second quarter of 2020 and an increase of 6.8% from the first quarter of 2021. The increase in vehicle sales over the second quarter of 2020 was mainly attributed to higher deliveries achieved from more product mix offered to our users. The increase in vehicle sales over the first quarter of 2021 was mainly due to higher deliveries.

•	Other sales in the second quarter of 2021 were RMB536.2 million (US$83.1 million), representing an increase of 130.3% from the second quarter of 2020 and a decrease of 7.0% from the first quarter of 2021. The increase in other sales over the second quarter of 2020 was in line with the incremental vehicle sales in the second quarter of 2021. The decrease in other sales over the first quarter of 2021 was mainly due to the less revenues derived from 100kWh battery upgrade service.

Cost of Sales and Gross Margin

•	Cost of sales in the second quarter of 2021 was RMB6,874.1 million (US$1,064.7 million), representing an increase of 101.8% from the second quarter of 2020 and an increase of 6.9% from the first quarter of 2021. The increase in cost of sales over the second quarter of 2020 and the first quarter of 2021 was in line with revenue growth, which was mainly driven by the increase of vehicle delivery volume in the second quarter of 2021.

•	Gross Profit in the second quarter of 2021 was RMB1,573.9 million (US$243.8 million), representing an increase of 402.7% from the second quarter of 2020 and an increase of 1.2% from the first quarter of 2021.

•	Gross margin in the second quarter of 2021 was 18.6%, compared with 8.4% in the second quarter of 2020 and 19.5% in the first quarter of 2021. The increase of gross margin compared to the second quarter of 2020 was mainly driven by the increase of vehicle margin in the second quarter of 2021. Gross margin remained relatively stable compared to the first quarter of 2021.

•	Vehicle margin in the second quarter of 2021 was 20.3%, compared with 9.7% in the second quarter of 2020 and 21.2% in the first quarter of 2021. The increase of vehicle margin compared to the second quarter of 2020 was mainly driven by the increase of vehicle delivery volume, higher average selling price, as well as lower material cost. Vehicle margin remained relatively stable compared to the first quarter of 2021.

Operating Expenses

•	Research and development expenses in the second quarter of 2021 were RMB883.7 million (US$136.9 million), representing an increase of 62.1% from the second quarter of 2020 and an increase of 28.7% from the first quarter of 2021. Excluding share-based compensation expenses (non-GAAP), research and development expenses were RMB800.9 million (US$124.0 million), representing an increase of 50.1% from the second quarter of 2020 and an increase of 23.2% from the first quarter of 2021. The increase of research and development expenses over the second quarter of 2020 and the first quarter of 2021 was mainly attributed to the incremental design and development costs for new products and technologies as well as the increased number of employees in research and development functions.

•	Selling, general and administrative expenses in the second quarter of 2021 were RMB1,497.8 million (US$232.0 million), representing an increase of 59.9% from the second quarter of 2020 and an increase of 25.1% from the first quarter of 2021. Excluding share-based compensation expenses (non-GAAP), selling, general and administrative expenses were RMB1,337.5 million (US$207.2 million), representing an increase of 47.9% from the second quarter of 2020 and an increase of 17.2% from the first quarter of 2021. The increase in selling, general and administrative expenses over the second quarter of 2020 was primarily due to the increased marketing activities as well as the increased number of employees in sales and service functions in the second quarter of 2021. The increase in selling, general and administrative expenses over the first quarter of 2021 was primarily due to the increased marketing and promotional activities and professional services.

Loss from Operations

•	Loss from operations in the second quarter of 2021 was RMB763.3 million (US$118.2 million), representing a decrease of 34.2% from the second quarter of 2020 and an increase of 158.0% from the first quarter of 2021. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB511.9 million (US$79.3 million) in the second quarter of 2021, representing a decrease of 54.1% from the second quarter of 2020 and an increase of 156.7% from the first quarter of 2021.

Share-based Compensation Expenses

•	Share-based compensation expenses in the second quarter of 2021 were RMB251.4 million (US$38.9 million), representing an increase of 455.0% from the second quarter of 2020 and an increase of 160.5% from the first quarter of 2021. The increase in share-based compensation expenses over the second quarter of 2020 and the first quarter of 2021 was primarily attributed to additional options and restricted shares granted.

Net Loss and Earnings Per Share

•	Net loss was RMB587.2 million (US$90.9 million) in the second quarter of 2021, representing a decrease of 50.1% from the second quarter of 2020 and an increase of 30.2% from the first quarter of 2021. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB335.8 million (US$52.0 million) in the second quarter of 2021, representing a decrease of 70.3% from the second quarter of 2020 and a decrease of 5.3% from the first quarter of 2021.

•	Net loss attributable to NIO’s ordinary shareholders in the second quarter of 2021 was RMB 659.3 million (US$102.1 million), representing a decrease of 45.4% from the second quarter of 2020 and a decrease of 86.5% from the first quarter of 2021. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB335.7 million (US$52.0 million) in the second quarter of 2021.

•	Basic and diluted net loss per ADS in the second quarter of 2021 were both RMB0.42 (US$0.07). Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB0.21 (US$0.03).

Balance Sheets

•	Balance of cash and cash equivalents, restricted cash and short-term investment was RMB48.3 billion (US$7.5 billion) as of June 30, 2021.

Business Outlook

For the third quarter of 2021, the Company expects:

■	Deliveries of the vehicles to be between 23,000 and 25,000 vehicles, representing an increase of approximately 88.4% to 104.8% from the same quarter of 2020, and an increase of approximately 5.0% to 14.2% from the second quarter of 2021.

■	Total revenues to be between RMB 8,913.0 million (US$1,380.4 million) and RMB9,631.1 million (US$1,491.7 million), representing an increase of approximately 96.9% to 112.8% from the same quarter of 2020, and an increase of approximately 5.5% to 14.0% from the second quarter of 2021.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on August 11, 2021 (9:00 AM Beijing/Hong Kong Time on August 12, 2021).

A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.nio.com/news-events/events.

For participants who wish to join the conference using dial-in numbers, please register in advance using the link provided below and dial in 10 minutes prior to the call. Direct Event passcode and unique registrant ID would be provided upon registering.

http://apac.directeventreg.com/registration/event/2143229

A replay of the conference call will be accessible by phone approximately two hours after the conclusion of the live call at the following numbers, until August 17, 2021 09:59 AM ET:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong, China:	+852-3051-2780
Mainland, China	+86-400-602-2065
Conference ID:	2143229

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market in China. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells smart premium electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO launched the ES8, a seven-seater flagship premium smart electric SUV in December 2017, and began deliveries of the ES8 in June 2018 and its variant, the six-seater ES8, in March 2019. NIO launched the ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and began deliveries of the ES6 in June 2019. NIO launched the EC6, a five-seater premium smart electric coupe SUV, in December 2019, and began deliveries of the EC6 in September 2020. NIO launched the ET7, a flagship premium smart electric sedan, in January 2021.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6, EC6 and ET7; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share (non-GAAP) and adjusted basic and diluted net loss per ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

For more information, please visit: http://ir.nio.com.

Contacts:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com

Source: NIO

NIO INC.

Unaudited Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	December 31, 2020	June 30, 2021	June 30, 2021
			(US$)
ASSETS
Current assets:
Cash and cash equivalents	38,425,541	17,394,414	2,694,052
Restricted cash	78,010	1,472,105	228,000
Short-term investment	3,950,747	29,457,851	4,562,440
Trade and notes receivable	1,083,372	2,312,212	358,116
Amounts due from related parties	169,288	504,500	78,137
Inventory	1,081,553	2,186,916	338,710
Prepayments and other current assets	1,418,306	1,355,012	209,865
Total current assets	46,206,817	54,683,010	8,469,320
Non-current assets:
Long-term restricted cash	41,547	41,196	6,380
Property, plant and equipment, net	4,996,228	4,930,231	763,596
Intangible assets, net	613	204	32
Land use rights, net	203,968	201,545	31,215
Long-term investments	300,121	399,959	61,946
Amounts due from related parties	617	—	—
Right-of-use assets - operating lease	1,350,294	1,632,926	252,908
Other non-current assets	1,541,724	3,630,669	562,319
Total non-current assets	8,435,112	10,836,730	1,678,396
Total assets	54,641,929	65,519,740	10,147,716
LIABILITIES
Current liabilities:
Short-term borrowings	1,550,000	4,130,000	639,656
Trade and notes payable	6,368,253	10,573,942	1,637,695
Amounts due to related parties	344,603	432,161	66,933
Taxes payable	181,658	144,472	22,376
Current portion of operating lease liabilities	547,142	551,348	85,393
Current portion of long-term borrowings	380,560	1,564,127	242,252
Accruals and other liabilities	4,604,024	4,641,551	718,885
Total current liabilities	13,976,240	22,037,601	3,413,190

Non-current liabilities:
Long-term borrowings	5,938,279	9,791,620	1,516,529
Non-current operating lease liabilities	1,015,261	1,207,915	187,082
Other non-current liabilities	1,849,906	2,444,001	378,528
Total non-current liabilities	8,803,446	13,443,536	2,082,139
Total liabilities	22,779,686	35,481,137	5,495,329

NIO INC.

Unaudited Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	December 31, 2020	June 30, 2021	June 30, 2021
			(US$)
MEZZANINE EQUITY
Redeemable non-controlling interests	4,691,287	3,687,451	571,113
Total mezzanine equity	4,691,287	3,687,451	571,113
SHAREHOLDERS’ EQUITY
Ordinary shares	2,679	2,801	434
Treasury shares	—	(1,849,600)	(286,467)
Additional paid in capital	78,880,014	81,136,762	12,566,484
Accumulated other comprehensive loss	(65,452)	(254,308)	(39,387)
Accumulated deficit	(51,648,410)	(52,686,483)	(8,160,097)
Total NIO Inc. shareholders’ equity	27,168,831	26,349,172	4,080,967
Non-controlling interests	2,125	1,980	307
Total shareholders’ equity	27,170,956	26,351,152	4,081,274
Total liabilities, mezzanine equity and shareholders’ equity	54,641,929	65,519,740	10,147,716

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Three Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021
				(US$)
Revenues:
Vehicle sales	3,486,089	7,405,787	7,911,813	1,225,384
Other sales	232,841	576,546	536,234	83,052
Total revenues	3,718,930	7,982,333	8,448,047	1,308,436
Cost of sales:
Vehicle sales	(3,148,621)	(5,838,942)	(6,308,001)	(976,985)
Other sales	(257,168)	(588,585)	(566,125)	(87,682)
Total cost of sales	(3,405,789)	(6,427,527)	(6,874,126)	(1,064,667)
Gross profits	313,141	1,554,806	1,573,921	243,769
Operating expenses:
Research and development	(545,185)	(686,548)	(883,666)	(136,862)
Selling, general and administrative	(936,788)	(1,197,248)	(1,497,760)	(231,973)
Other operating income, net	8,829	33,066	44,182	6,843
Total operating expenses	(1,473,144)	(1,850,730)	(2,337,244)	(361,992)
Loss from operations	(1,160,003)	(295,924)	(763,323)	(118,223)

Interest income	20,584	119,618	193,034	29,897
Interest expenses	(112,917)	(423,756)	(60,527)	(9,374)
Share of (losses)/profits of equity investees	(4,408)	103,288	(3,450)	(534)
Other income, net	82,107	49,683	48,907	7,575
Loss before income tax expense	(1,174,637)	(447,091)	(585,359)	(90,659)
Income tax expense	(2,017)	(3,957)	(1,811)	(280)
Net loss	(1,176,654)	(451,048)	(587,170)	(90,939)

Accretion on redeemable non-controlling interests to redemption value	(31,561)	(4,423,996)	(72,168)	(11,177)
Net loss attributable to non-controlling interests	368	84	61	9
Net loss attributable to ordinary shareholders of NIO Inc.	(1,207,847)	(4,874,960)	(659,277)	(102,107)
Net loss	(1,176,654)	(451,048)	(587,170)	(90,939)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	6,477	(74,529)	(114,327)	(17,707)
Total other comprehensive income/(loss)	6,477	(74,529)	(114,327)	(17,707)
Total comprehensive loss	(1,170,177)	(525,577)	(701,497)	(108,646)

Accretion on redeemable non-controlling interests to redemption value	(31,561)	(4,423,996)	(72,168)	(11,177)
Net loss attributable to non-controlling interests	368	84	61	9
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(1,201,370)	(4,949,489)	(773,604)	(119,814)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,054,638,822	1,551,918,888	1,563,893,630	1,563,893,630
Net loss per share attributable to ordinary shareholders
Basic and diluted	(1.15)	(3.14)	(0.42)	(0.07)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	1,054,638,822	1,551,918,888	1,563,893,630	1,563,893,630
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(1.15)	(3.14)	(0.42)	(0.07)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Three Months Ended June 30, 2021
	GAAP	% of Total	Non-GAAP	% of Total	Non-GAAP	% of Total
	Result	Revenues	Adjustment	Revenues	Result	Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(6,874,126)	-81.4%	8,393	0.1%	(6,865,733)	-81.3%
Research and development expenses	(883,666)	-10.5%	82,772	1.0%	(800,894)	-9.5%
Selling, general and administrative expenses	(1,497,760)	-17.7%	160,215	1.9%	(1,337,545)	-15.8%

Total	(9,255,552)	-109.6%	251,380	3.0%	(9,004,172)	-106.6%

Loss from operations	(763,323)	-9.0%	251,380	3.0%	(511,943)	-6.0%

Net loss	(587,170)	-7.0%	251,380	3.0%	(335,790)	-4.0%

Accretion on redeemable non-controlling interests to redemption value	(72,168)	-0.9%	72,168	0.9%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(659,277)	-7.8%	323,548	3.8%	(335,729)	-4.0%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(0.42)		0.21		(0.21)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(0.42)		0.21		(0.21)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.07)		0.04		(0.03)

	Three Months Ended March 31, 2021
	GAAP	% of Total	Non-GAAP	% of Total	Non-GAAP	% of Total
	Result	Revenues	Adjustment	Revenues	Result	Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(6,427,527)	-80.5%	3,651	0.0%	(6,423,876)	-80.5%
Research and development expenses	(686,548)	-8.6%	36,515	0.5%	(650,033)	-8.1%
Selling, general and administrative expenses	(1,197,248)	-15.0%	56,314	0.7%	(1,140,934)	-14.3%

Total	(8,311,323)	-104.1%	96,480	1.2%	(8,214,843)	-102.9%

Loss from operations	(295,924)	-3.7%	96,480	1.2%	(199,444)	-2.5%

Net loss	(451,048)	-5.7%	96,480	1.2%	(354,568)	-4.5%

Accretion on redeemable non-controlling interests to redemption value	(4,423,996)	-55.4%	4,423,996	55.4%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(4,874,960)	-61.1%	4,520,476	56.6%	(354,484)	-4.5%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(3.14)		2.91		(0.23)

Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.14)		2.91		(0.23)

	Three Months Ended June 30, 2020
	GAAP	% of Total	Non-GAAP	% of Total	Non-GAAP	% of Total
	Result	Revenues	Adjustment	Revenues	Result	Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(3,405,789)	-91.6%	1,296	0.0%	(3,404,493)	-91.6%
Research and development expenses	(545,185)	-14.7%	11,659	0.3%	(533,526)	-14.4%
Selling, general and administrative expenses	(936,788)	-25.2%	32,333	0.9%	(904,455)	-24.3%

Total	(4,887,762)	-131.5%	45,288	1.2%	(4,842,474)	-130.3%

Loss from operations	(1,160,003)	-31.2%	45,288	1.2%	(1,114,715)	-30.0%

Net loss	(1,176,654)	-31.6%	45,288	1.2%	(1,131,366)	-30.4%

Accretion on redeemable non-controlling interests to redemption value	(31,561)	-0.8%	31,561	0.8%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(1,207,847)	-32.5%	76,849	2.1%	(1,130,998)	-30.4%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(1.15)		0.07		(1.08)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(1.15)		0.07		(1.08)

[i]	All translations from RMB to USD for the second quarter of 2021 were made at the rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021 in the H.10 statistical release of the Federal Reserve Board.

ii	Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only.

iii	Each ADS represents one ordinary share.

iv	Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.